Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Avnet, Inc.:

We consent to the use of our reports with respect to the consolidated financial statements, the related financial statement schedule, and the effectiveness of internal control over financial reporting incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to a change in the method of accounting for leases as of June 30, 2019 due to the adoption of Financial Accounting Standards Board’s Accounting Standards Codification (ASC) Topic 842, Leases.

Our report refers to a change in the method of accounting for revenue as of July 1, 2018 due to the adoption of Financial Accounting Standards Board’s ASC Topic 606, Revenue from Contracts with Customers.

/s/ KPMG LLP

Phoenix, Arizona

January 28, 2022